Exhibit 99.1

Ecopetrol S.A. Makes Application to Cease to be a Reporting Issuer in Canada

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announced today that it has applied to the Alberta Securities Commission (“ASC”), as principal regulator, and the Ontario Securities Commission for an order (the “Order Sought”) to cease to be a reporting issuer in Alberta and Ontario. Taking into account that Ecopetrol delisted from the Toronto Stock Exchange (“TSX”) on March 2, 2016. Ecopetrol is not a reporting issuer in any other Canadian jurisdiction.

If the Order Sought is granted by the ASC, Ecopetrol will cease to be a reporting issuer in any jurisdiction in Canada.

Ecopetrol will continue to file all financial statements and other continuous disclosure materials required to be filed by it in accordance with the applicable securities law of the United States and the rules of the New York Stock Exchange (“NYSE”).

All such continuous disclosure documents of Ecopetrol are publicly available to all security holders of Ecopetrol under Ecopetrol’s profile at www.sec.gov and Ecopetrol security holders resident in Canada will continue to receive copies of the continuous disclosure documents that are required to be delivered to security holders in the United States, in the same manner and at the same time as is required under the applicable securities laws of the United States and the rules of the NYSE.

Bogotá D.C., December 7, 2017

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information contact:

Capital Markets Manager

María Catalina Escobar

Telephone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co